

March 25, 2014

Via E-mail
Gregory M. Woods
Executive Vice President, Deputy General Counsel
LPL Financial Holdings Inc.
75 State Street
Boston, Massachusetts 02109

Re: LPL Financial Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2014
Response dated March 20, 2014
File No. 1-34963

Dear Mr. Woods:

We have reviewed your correspondence dated March 20, 2014, and we have the following additional comment.

1.   We note your response to our comment in our letter dated March 18, 2014. We continue to believe that the proposal entails separate matters and should be unbundled into two proposals, so that shareholders have an opportunity to communicate to the board of directors their views on each separate matter. You may condition the effectiveness of the declassification proposal on the adoption of the director-removal proposal, in which case you should disclose prominently that a vote against declassification would have the effect of a vote against modification of the director-removal threshold. For further guidance, see Exchange Act Release No. 31326, Part II.H (October 16, 1992). Please revise your proxy statement accordingly.

You may contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Marko S. Zatylny, Ropes & Gray LLP